[LETTERHEAD OF AMERICAN CONSUMERS, INC.]

March 7, 2008

Mr. Jim Allegretto
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street NE
Mail Stop 3561
Washington, DC  20549

Re:	American Consumers, Inc.
Form 10-K for the Fiscal Year Ended June 2, 2007 (Filed August 31, 2007)
Form 10-Q for the Fiscal Quarter Ended December 1, 2007 (Filed January 15, 2008)
File No. 0-05815
Via EDGAR Filing System

Dear Mr. Allegretto:

In reference to your comment letter of February 8, 2008 and with respect to your examination of the Form 10-K for the year ended June 2, 2007 and Form 10-Q for the quarter ended December 1, 2007 of American Consumers, Inc. (“ACI” or the “Company”), this letter sets forth our response to each comment, numbered to correspond to the Staff’s letter:

Form 10-K for the Fiscal Year Ended June 2, 2007

Controls and Procedures page 14

1.
You disclose on page 6 that your external auditors in the past have identified areas of your internal controls that need improvement, including increasing security to accounting systems, increasing segregation of duties, and improving cash controls and cash management procedures.  Considering these areas for improvement, please tell us in reasonable detail how management determined that the company’s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.  Please also tell us whether management identified any material weakness or significant deficiencies in your internal control over financial reporting during the most recent fiscal year and the basis for your conclusion.

ACI Response:  ACI is a small organization with a relatively simple organizational structure.  The Company’s size and available budget impose limitations on the central office staffing levels that the Company is able to maintain, thus leading to segregation of duties issues that management and the Audit Committee have discussed with the accountants and are working to address through a new hire to assist the CFO.  Nevertheless, the Company’s senior management has significant experience in the industry and closely monitors each store, including the activity and results of each store.  Because of a cash theft loss that occurred two years ago, management enhanced ACI’s controls in numerous areas to allow for better detection, and to a limited extent, prevention.  Management has determined, through an informal evaluation process, that while controls might not be sufficient to prevent an employee theft, they are sufficient to detect such theft for financial reporting purposes, primarily through process improvements to the reconciliation function (including having the CEO open and review all bank statements when they come in to screen for any unusual transactions before they go to the CFO and his staff for reconciliation) as well as a significant expansion of ongoing surprise cash counts at the various store locations to improve ACI’s cash controls and cash management procedures.  ACI also has enhanced the security of online access to its accounts with its primary bank as a result of the change in its principal banking relationship to Gateway Bank and Trust and improved security measures that Gateway makes available for this purpose, and has been working with individual store managers to improve the timeliness of cash deposits to individual store accounts.  While the size and budgetary constraints noted above present challenges for the Company in terms of its internal resources and segregation of duties, management also notes that ACI relies on review and discussion of its disclosures under the Securities Exchange Act of 1934 (the “Exchange Act”) with experienced external legal and accounting firms as a mitigating factor in evaluating the effectiveness of ACI’s disclosure controls and procedures.  Management believes that its evaluation of disclosure controls and procedures for the 2007 fiscal year end is supported by the fact that management detected a cash theft by a store-level employee, who had no significant role in ACI’s internal control over financial reporting, at one of its store locations.  The controls timely detected this theft and the full amount of the theft was subsequently reimbursed to the Company by the former employee.

While the Company continues to work to improve its internal controls over financial reporting in preparation for management’s first required formal evaluation of such controls, management believes ACI’s existing disclosure controls and procedures are sufficient to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s related rules and forms, and are designed to ensure that information required to be disclosed by ACI in the reports that it files or submits under the Exchange Act is accumulated and communicated to ACI’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.  The areas for improvement noted in the discussion referenced in your comment relate principally to the Company’s ability to safeguard assets and reduce the risk of loss, particularly with regard to the risk of employee thefts of cash at the Company’s individual store locations, as opposed to the Company’s ability to produce the information that is required to be disclosed under the Exchange Act.

As a smaller reporting company, ACI has not yet completed its first formal evaluation of internal control over financial reporting pursuant to the management guidance that was issued by the SEC earlier this year.  Pursuant to the SEC’s current rules adopted under Section 404 of the Sarbanes-Oxley Act, management will be required to provide its first complete evaluation and assessment of internal control over financial reporting as of the end of ACI’s fiscal 2008.  In conjunction therewith, management is working to implement a more formalized process for evaluating its internal controls over financial reporting.

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview Page 6

2.
Your disclosures on pages 8 and 12 suggest that a “significant portion” of your physical equipment still in use is fully depreciated.  Please tell us how you determine the service lives of your property and equipment and tell us why it appears you did not adjust the estimated useful lives of your equipment to reflect their extended use at the point it became clear that such assets would be in service past their depreciable lives.

ACI Response:  The lives used by ACI’s management in computing depreciation are based on estimates of the period over which the assets will be of economic benefit to the Company.  Such lives may be the same as the assets’ physical lives, but frequently are shorter.  Estimated lives are based on informed judgment; historical experience of the Company and common knowledge within the industry.  In estimating lives, obsolescence, in addition to physical deterioration from the passage of time and depletion, is considered.

We have approximately $700,000 at cost in scanning/cash register equipment, the bulk of which was purchased and installed throughout 2001 and became fully depreciated throughout 2006 (some before end of fiscal 2006 and some in the first several months of fiscal 2007).  It is the full depreciation of this particular equipment in recent periods which created the large drop in depreciation expense in such periods.

A primary component of this equipment is computer based which quickly becomes obsolete.  Consistent with management’s inquiry of others within the industry, a five year life was determined applicable.  Over the past two to three years, it became obvious to management that this equipment was wearing out and would not be functional much beyond the depreciation period.  Therefore, extending the life was not deemed appropriate.  This is further supported by the fact that the equipment is not fully compatible with current bar code requirements and replacement is eminent.  The equipment purchase described in our recent Current Report on Form 8-K dated February 5, 2008 is an example of one recent step in this ongoing process.  As a result, as we have disclosed in our filings, we expect depreciation charges to return to more historically consistent levels as ACI moves through the replacement cycle for this equipment.

Management monitors the Company’s fixed assets and will reevaluate the estimated useful lives of such assets, if determined to be necessary.  However, past history reasonably supports the lives currently in use and no changes are currently deemed necessary.

Liquidity and Capital Resources, page 14

3.
In future filings please provide a more informative analysis and discussion of cash flows from operating activities, including changes in working capital components, for each period presented.  In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows.  For example, we note that changes in accounts receivables, prepaid expenses, and accounts payable and accrued liabilities materially impacted your fiscal 2007 operating cash flows.  Furthermore, we note that fiscal 2007 changes in inventories, prepaid expenses, and accounts payable and accrued liabilities were materially different than changes in those accounts for fiscal 2006.  In this regard it appears liquidation of inventories has been a source of operating cash inflows while accounts receivable has offset this trend.  If the build up in accounts receivable is due to slower collections or faster growth, this trend should be identified. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

ACI Response:  We acknowledge your comment and affirm that, in future filings, ACI will expand its discussion of cash flows from operating activities to provide a more detailed explanation of the material changes in working capital components for each period presented, including a description of underlying material trends, to the extent that any such trends are identified by management.  ACI will also discuss, where applicable, the impact of random timing differences between periods, which has accounted for some of the changes reflected between periods in various components of working capital.

Critical Accounting Polices, Page 18

4.
Please revise the discussion of your critical accounting policies in future filings to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of significant accounting policies in the financial statement footnotes.  Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods, presented, including the effects of changes in critical accounting estimates between periods.  In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied.  For example, if reasonably likely changes in assumptions used in deriving, your inventory balance, such as impairment reserves and/or accounting for vendor allowances, would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably possible outcomes should be disclosed and quantified. In this regard, it appears that your methodology used to apply vendor allowances as reductions of inventory costs, as described on page 26, could be further discussed in the critical accounting policy section.

ACI Response:  We acknowledge your comment and affirm that, in future filings, ACI will expand its discussion of critical accounting policies to focus on the assumptions and uncertainties that underlie critical accounting estimates and assumptions, as well as the potential impacts of material changes in the estimates and assumptions.  Specifically, we intend to expand in future filings our discussions of critical accounting policies to include the following:

•
A discussion that our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.  Further, we will caution the reader that preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

•	An expanded discussion regarding management’s inventory valuation methods.

•	A discussion regarding management’s consideration of impairment relating to long-lived assets, including management’s judgments and assumptions regarding impairment indicators.

•	A discussion of management’s methodology of its application of vendor allowances, the impact on cost of sales and advertising expenses and revenue recognition issues relating to vendor allowances.

Statements of Cash Flows, page 25

5.
You disclose on page 5 of Item 1 that you receive vendor financing.  Please tell us where you classify borrowings and repayments of vendor loans on your statements of cash flows.  Please note that paragraph 23(a) of SFAS 95 requires that payments to suppliers to acquire goods for resale be classified as operating activities. Please also see AICPA Technical Practice Aid 1300.16 for further guidance.

ACI Response:  ACI has not received any formal vendor financing in the form of short- or long-term notes payable to its suppliers.  The quoted language from Item 1 of the Form 10-K refers to additional flexibility provided to the Company by its principal inventory supplier with respect to payment due dates under ordinary trade accounts payable.  Amounts owed, and payments made to the vendor pursuant to these ordinary course inventory purchases are included in changes in accounts payable in the operating activities section of the cash flow statement, in accordance with SFAS 95, paragraph 23(a).  This will be better clarified in future filings.

Form 10-Q for the Fiscal Quarter Ended February 1, 2007

Results of Operations, Page 6

6
You disclose on page 11 that you recorded a $3,000 error correction during the second quarter ended December 1, 2007 to reverse a first quarter over-accrual of non-operating income.  Please tell us why you recorded the adjustment during the second quarter rather than restating your first quarter financial statements.  In particular, please provide us with your qualitative and quantitative assessment of materiality for the quarterly periods impacted which supports your conclusion that the first quarter financial statements should not be restated and that recording the correction through income did not materially mistake second quarter results.  Please see SAB Topics 5:F, 1:M., and 1:N, and SFAS 154 for further guidance.

ACI Response:  The $3,000 adjustment was recorded in the second quarter, with full disclosure, instead of restating the first quarter financial statements as the item was not deemed by management or its external auditors to be quantitatively or qualitatively material.

The following discussion provides an overview of the materiality determination process utilized by our external auditors.

All misstatements must be evaluated using both the rollover method and the iron curtain method.  The financial statements would require adjustment when either method results in quantifying a misstatement that is material, after considering all relevant quantitative and qualitative factors, to any of the financial statements or related financial statement disclosures.  The following factors go into the materiality determination:

Quantitative Considerations –

•
A sliding scale is used based on the relative size of the entity.  As of the quarterly periods under question, it was determined as the greater of approximately 0.95% of total assets or total revenues (annualized), which was approximately $320,000.  Of this amount, errors over 3% of $320,000, or approximately $9,600, would be required to be posted on a schedule for consideration by management and the Company’s Audit Committee.  By definition, possible undetected misstatements are unknown to the engagement team (i.e., the engagement team has no basis to determine their existence or magnitude).  Accordingly, the risk of possible undetected misstatements is not a measurable risk.  However, it is generally agreed that this risk increases as the aggregate of known and projected misstatements accumulated on the Summary of Adjustments Passed approaches the materiality limit.  Therefore, it is necessary that, at the conclusion of the engagement, a portion of the materiality limit is reserved as an allowance for possible undetected misstatements.  For this reason, an allowance equal to 80% of the materiality limit is typically reserved for possible undetected misstatements (meaning total known and projected errors should typically not exceed 20% of the $320,000).  Facts and circumstances may justify a smaller allowance for undetected misstatements in some cases. The justification should be documented in a memorandum attached to the Summary of Adjustments Passed and must include a discussion of qualitative factors that were considered by the engagement team. In no circumstances should the allowance for undetected misstatements be less than 65% of the materiality limit for the engagement.

Qualitative Considerations –

•	Whether the misstatement changes a loss into income or vice versa.

•	The effect of the misstatements on covenants and other agreements, e.g., debt covenants, buy-sell agreements and bonuses might be geared to various financial statement elements or relationships.

•
Cause of the audit difference, e.g., misstatements that arise from management’s unwillingness to follow authoritative accounting pronouncements (for example, failure to provide a liability for compensated absences or a deferred compensation plan) should cause concern beyond the quantitative magnitude of the misstatement.

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

•	Whether the misstatement masks trends in revenue, earnings or EBITDA.

•	Sensitivity of the audit differences, e.g., illegal transactions, and fraud, if detected, require special attention.

•
Possible bias on the part of management.  The engagement team should also consider whether the difference between estimates best supported by the audit evidence and the estimates included in the financial statements, which are individually reasonable, indicate a possible bias on the part of the entity’s management.  The auditor should be sensitive to intentional misstatements to “manage” earnings or “smooth” earnings trends.  For example, if each accounting estimate included in the financial statements was individually reasonable, but the effect of the difference between each estimate and the estimate best supported by the audit evidence was to increase income, the auditor should reconsider the estimates taken as a whole.

•
Effect on future financial statements, e.g., even though the aggregate of errors on the financial statements may be immaterial, the engagement team should recognize that an accumulation of immaterial errors in the balance sheet could contribute to material misstatements of future financial statements.  In this regard, the engagement team should consider the expected timing of the reversal of the passed adjustments and the likelihood that the reversals could be material to future financial statements.  The engagement team should also consider that, once passed as immaterial to the current financial statements, the only way to correct the errors is through future financial statements.

•	The significance of the misstatement relative to known-user needs, for example:

o	The significance of earnings and earnings per share to public company investors.

o	The magnifying effect of a misstatement on the calculation of purchase price in a transfer of interests (buy/sell agreement).

o	The magnifying effects of misstatements of earnings when contrasted with consensus earnings expectations for entities with high price/earnings multiples.

o	Whether the misstatement concerns a segment or other portion of the client’s business that plays a key role in the client’s operations or profitability.

•	The existence of statutory or regulatory requirements impacted by materiality.

•	The potential of offsetting effects of individually significant but unlike misstatements, for example, offsetting “hard” debits with “soft” credits.

•	The effects of misclassifications such as between operating and nonoperating income or recurring or nonrecurring income items.

•	The effect of misstatements on individual financial statements (e.g., income statement) or on significant financial statement disclosures (e.g., segment information).

•	Whether the misstatement has the effect of increasing management’s compensation by satisfying requirements for the award of incentive compensation.

•	Whether there is a higher than normal risk of additional undetected misstatements.

Based on evaluation of the aforementioned considerations, the auditors and management determined that the $3,000 error was not a material misstatement (either quantitatively or qualitatively) which would require restatement.

In accordance with the request contained in the Staff’s comment letter, ACI hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this letter, please do not hesitate to contact Steven R. Barrett, Company counsel, at (423) 757-5905.

Sincerely,

AMERICAN CONSUMERS, INC.

/s/ Michael A. Richardson
By:
Michael A. Richardson
President and Chief Executive Officer

cc:	Andrew Blume, Staff Accountant, Securities and Exchange Commission